Asia Properties Investments, Inc.
                               114 Magnolia Street
                                  Suite 400-114
                          Bellingham, Washington, 98225


                                  June 17, 2002



Via Edgar
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  Asia  Properties   Investments,   Inc.  Request  to  Withdraw  Registration
     Statement on Form F-4 (File No. 333-11892)

Ladies and Gentlemen:

     This letter supersedes my correspondence to the SEC dated June 7, 2002. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Asia Properties Investments, Inc., a Nevada corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form F-4 (File No. 333-11892) together with all exhibits thereto (the "Registration Statement"), on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

     The Registration Statement was filed in connection with the Company's existing issued and outstanding common stock, $0.001 par value per share. The Company has rescinded the merger of the Company and the British Virgin Islands company referenced in the Registration Statement. Because of this rescission, the Company's board of directors and management believe that withdrawal of the Registration Statement is appropriate.

     The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed merger has been discontinued.


Securities and Exchange Commission
June 17, 2002


     If you have any questions regarding this request for withdrawal, please contact Daniel S. McKinney, president of the Company, at 1-360-392-2841.


                                              Sincerely,

                                              Asia Properties Investments, Inc.



                                              By: /s/ Daniel S. McKinney
                                                --------------------------------
                                                      Daniel S. McKinney
                                                      President


cc:  Neil Miller, SEC
     Donna DiSilvio, SEC